Filed by Document Security Systems, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 (the “Securities Act”) and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934 (the “Exchange Act”)
Subject Company: Document Security Systems, Inc.
Exchange Act File Number: 001-32146

Set forth below is a press release of Lexington Technology Group, Inc. (“Lexington”), dated March 5, 2013, announcing that Lexington has made a strategic investment in VirtualAgility, Inc.

Lexington Technology Group, Inc. Makes an Equity Investment in VirtualAgility, Inc., a Collaborative Applications Developer

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The Transaction Complements LTG’s Acquisition of Bascom Research and Pending Merger with Document Security Systems (DSS)

McLean, VA, March 5, 2013 – Lexington Technology Group, Inc., an intellectual property management firm that has announced plans to merge with Document Security Systems, Inc. (NYSE MKT: DSS) pursuant to a pending merger transaction anticipated to close in the second quarter of 2013, announced today that it has made a strategic investment in VirtualAgility, Inc., a developer of user-friendly programming platforms that facilitate the creation of sophisticated business applications without programming or coding.

“LTG’s investment in VirtualAgility reflects our commitment to supporting operating businesses that hold strong IP rights,” said Jeff Ronaldi, CEO of Lexington Technology Group. “The stake complements our acquisition of Bascom Research, LLC in 2012, and it will be relevant to DSS, particularly to its AuthentiGuard® product line, which will benefit from the VirtualAgility’ collaborative development tools.”

The investment provides LTG with minority stake in VirtualAgility, and the potential opportunity to expand its ownership in VirtualAgility over time, under DSS’s umbrella, once the proposed merger is completed. The VirtualAgility investment provides LTG with the opportunity to participate in VirtualAgility’s future growth and performance, including its pending patent litigation recently filed in the U.S. Federal District Court, Eastern District of Texas, VirtualAgility v. Salesforce.com et al., Civil Action No.2 , 2:13-CV-00011. VirtualAgility’s leading edge inventions are protected by five issued U.S. patents and multiple trade secrets. The company also has several additional patents pending on innovative systems and methodologies.

“VirtualAgility is delighted to be able to avail itself of a value-added investor like Lexington Technology Group that also can provide significant operating experience,” said Stuart Rudolph, President and CEO of VirtualAgility. “We are looking forward to the prospect of helping DSS expand its leadership in authentication and anti-counterfeit solutions as well as continue to grow VirtualAgility.”

About Lexington Technology Group

Lexington Technology Group, Inc. is an intellectual property management firm that invests business experience, legal expertise and capital to monetize pioneering inventions. LTG’s goal is to identify and capitalize on opportunities for return, while rewarding highly qualified innovators. The firm typically engages with companies that have identified important innovations but that may lack the experience, relationships or capital to succeed on their own, and have not been fairly rewarded in the marketplace. LTG’s initiatives contribute to an intellectual property market that enables innovators to benefit from their discoveries and investors to profit from prudent risk. LTG’s management team is comprised of experienced patent managers and strategists that have collectively generated over $1 billion licenses, settlements and damages awards to date. www.lex-tg.com

About VirtualAgility

VirtualAgility, Inc. provides a user-configurable platform that allows persons who are not specialists in information technology (IT) to create sophisticated, integrated applications easily and efficiently. VirtualAgility’s intuitive and cost-efficient development and deployment system for processing information and supporting management of collaborative activities is protected under patents and trade secrets. www.VirtualAgility.com

About DSS

Document Security Systems, Inc. (NYSE MKT: DSS) develops and provides patented anti-counterfeiting, anti-fraud, authentication and brand protection technologies that are employed by governments, leading corporations and financial institutions. DSS works closely with clients, including Fortune 500 companies, to design proprietary technology solutions that deter unauthorized scanning and copying, and facilitate authentication of printed documents and packaging. DSS product solutions are protected under United States and foreign patent law and under trade secrets. www.DSSsecure.com

Contact:

Bruce Berman

Brody Berman Associates

bberman@brodyberman.com

212.683.8125

Important Additional Information Will Be Filed with the SEC

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities of DSS, or Lexington or the solicitation of any vote or approval. In connection with the proposed transaction, DSS has filed with the SEC a Registration Statement on Form S-4 containing a preliminary proxy statement/prospectus. The preliminary proxy statement/prospectus contains important information about DSS, Merger Sub, Lexington, the transaction contemplated by the Merger Agreement and related matters. DSS will mail or otherwise deliver the proxy statement/prospectus to its stockholders once it is final. Prospective investors and security holders of DSS and Lexington are urged to read carefully the proxy statement/prospectus relating to the Merger (including any amendments or supplements thereto) in its entirety when it is available, because it will contain important information about the proposed transaction.

Prospective investors and security holders of DSS will be able to obtain free copies of the proxy statement/prospectus for the proposed Merger (when it is available) and other documents filed with the SEC by DSS through the website maintained by the SEC at www.sec.gov. In addition, Prospective investors and security holders of DSS and Lexington will be able to obtain free copies of the proxy statement/prospectus for the proposed Merger (when it is available) by contacting Document Security Systems, Inc., Attn.: Philip Jones, Chief Financial Officer, at First Federal Plaza, 28 East Main Street, Suite 1525, Rochester, New York 14614, or by e-mail at ir@dsssecure.com. Prospective investors and security holders of Lexington will also be able to obtain free copies of the proxy statement/prospectus for the Merger (when it is available) by contacting Lexington Technology Group, Inc., Attn.: Jennifer Buckley, 375 Park Avenue 26th Floor, New York, NY 10152, or by e-mail at jen@lex-tg.com.

DSS and Lexington, and their respective directors and certain of their executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the agreement between DSS, Merger Sub and Lexington. Information regarding DSS’s directors and executive officers is contained in DSS’s Definitive Proxy Statement on Schedule 14A prepared in connection with its 2012 Annual Meeting of Stockholders, which was filed with the SEC on April 18, 2012. Information regarding Lexington’s directors and officers and a more complete description of the interests of DSS’s directors and officers in the proposed transaction will be available in the final proxy statement/prospectus that will be filed by DSS with the SEC in connection with the proposed transaction.

Cautionary Note Regarding Forward-Looking Statements

Statements in this press release regarding the proposed transaction between DSS and Lexington Technology Group; the expected timetable for completing the transaction; the potential value created by the proposed Merger for DSS’s and Lexington Technology Group’s stockholders; the potential of the combined companies’ technology platform; our respective or combined ability to raise capital to fund our combined operations and business plan; the continued listing of DSS's or the combined company’s securities on the NYSE MKT; market acceptance of DSS products and services; our collective ability to maintain or protect our intellectual property rights through litigation or otherwise; Lexington Technology Group’s limited operating history, competition from other industry competitors with greater market presence and financial resources than those of DSS’s; our ability to license and monetize the patents owned by Lexington Technology Group; potential new legislation or regulation related to enforcing patents; the complexity and costly nature of acquiring patent or other intellectual property assets; the combined company’s management and board of directors; and any other statements about DSS’ or Lexington Technology Group’s management teams’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words "believes," "plans," "could," "anticipates," "expects," "estimates," "plans," "should," "target," "will," "would" and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the risk that DSS and Lexington Technology Group may not be able to complete the proposed transaction; the inability to realize the potential value created by the proposed Merger for DSS’s and Lexington Technology Group’s stockholders; our respective or combined inability to raise capital to fund our combined operations and business plan; DSS’s or the combined company’s inability to maintain the listing of our securities on the NYSE MKT; the potential lack of market acceptance of DSS’s products and services; our collective inability to protect our intellectual property rights through litigation or otherwise; competition from other industry competitors with greater market presence and financial resources than those of DSS’s; our inability to license and monetize the patents owned by Lexington Technology Group; and other risks and uncertainties more fully described in DSS’s Annual Report on Form 10-K for the year ended December 31, 2011 and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, June 30, 2012, and September 30, 2012, each as filed with the SEC, as well as the other filings that DSS makes with the SEC. Investors and stockholders are also urged to read the risk factors set forth in the proxy statement/prospectus carefully when they are available.

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